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                                                                    EXHIBIT 99.2



                           MEMORANDUM OF UNDERSTANDING

        The purpose of this Memorandum of Understanding is to set out the basic terms and conditions for the implementation of the business relationship among Go2Net, Inc. ("Go2Net"), Vulcan Ventures, Incorporated ("Vulcan" and at times together with Go2Net, the "Investors") and CommTouch Software Ltd. ("CommTouch"). This Memorandum of Understanding confirms the mutual intentions of the parties to enter into negotiations with a view to entering into definitive agreements with respect to the proposed business relationship.

I.      STOCK PURCHASE AGREEMENT

        (a) In consideration for an aggregate purchase price of $20,000,000 (the "Purchase Price"), the Investors will acquire that number of CommTouch Ordinary Shares as is equal to the Purchase Price divided by 93% of the per share price to the public in the IPO (the "Purchased Shares"). The purchase of the Purchased Shares would be made in a private placement to close concurrently with the closing of the IPO. The Purchased Shares will be allocated one-third (1/3) to Vulcan and two-thirds (2/3) to Go2Net.

        (b) The Investors shall have the right to designate one member of the board of directors of CommTouch and shall continue to have this right as long as they hold at least 25% of the aggregate number of Purchased Shares and Warrant Shares (determined as if the Warrant had been exercised) (collectively, the "Shares").

        (c) Each Investor will enter into a customary lock-up letter with the underwriters that is no more restrictive than that being executed by the insiders of CommTouch for a period not to exceed 180 days; there will be no other restrictions on the transferability of the Shares, on an Investor's ability to vote the Shares or any standstill.

        (d) CommTouch will provide the Investors with the same representations and warranties as it has provided to its underwriters, which representations and warranties shall survive the closing indefinitely.

        (e) In addition to customary closing conditions, the transaction will be conditioned upon (i) the simultaneous execution of the Warrant, the Registration Rights Agreement and the E-mail Services Agreement (collectively, the "Agreements"), (ii) the determination that no filing is required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iii) the completion of the IPO resulting in gross proceeds to CommTouch of at least $40,000,000 and with a price to the public of at least $15 per share.

II.     WARRANT

        (a) CommTouch will grant to Go2Net (the "Warrant Holder") a warrant to purchase 1,136,000 shares of CommTouch's Ordinary Shares at a per share purchase price of $12.80 (the "Warrant") as an inducement to enter into the E-Mail Service Agreement provided below. The Warrant will be subject to a customary institutional weighted average anti-dilution protection,

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which will apply to future issuances of CommTouch's Ordinary Shares at a per share price of less than $12.80 (excluding the issuance and/or the exercise of options granted to employees and directors pursuant to any compensatory or stock option plan approved by the stockholders of CommTouch).

        (b) The Warrant will be exercisable immediately after closing and will have an expiration date of the fifth anniversary of the closing of the IPO.

        (c) The Warrant will be freely transferable or assignable by the Warrant Holder, in whole or in part, to (i) any affiliate of the Warrant Holder (including, without limitation, Vulcan), and/or (ii) any successor to substantially all its business or assets.

III.    REGISTRATION RIGHTS AGREEMENT

        (a) CommTouch will agree to use best efforts to register with the SEC on Form F-1 the Purchased Shares, the Warrant and the Ordinary Shares issuable upon exercise of the Warrant (the "Warrant Shares") as soon as possible. In the event such registration statement is not effective on or before 180 days following closing, the per share purchase price of the warrant shall be reduced to $10.51.

        (b) The registration statement shall be effective until the second anniversary of the closing. The Investors shall select the underwriter in connection with the registration, if any, which underwriter shall be reasonably acceptable to CommTouch. CommTouch shall promptly amend or supplement the registration statement in connection with any permitted transfer or assignment of the Warrant or Warrant Shares by Go2Net.

        (c) The registration rights agreement shall contain customary indemnification provisions, and CommTouch shall pay all expenses in connection therewith other than underwriting discounts and selling expenses.

IV.     E-MAIL SERVICE AGREEMENT

        (a) CommTouch will provide to Go2Net's users CommTouch's e-mail, calendaring, and other products and services. The services will be offered on a private-label basis using the name or names designated by Go2Net in its discretion (e.g. names using or suggesting one or more of Go2Net's brands, such as Go2Net, Metacrawler, Hypermart, Virtual Avenue, Silicon Investor, Playsite, etc.). The e-mail products to be offered on a private-label basis will include CommTouch's ZapZone and Business-to-Go products. Go2Net will own all the Go2Net users and all their enduser data. CommTouch will not direct market to any Go2Net user, without our written consent.

        (b) The marketing and redistribution agreement with CommTouch will have a 3 year duration; provided that Go2Net will have the right on each anniversary to terminate the



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agreement upon 60 days written notice. Go2Net also will have the right to terminate the agreement if there are technical problems with the products or services provided by CommTouch.

        (c) CommTouch will host, serve and maintain the e-mail, calendaring and other services. Go2Net will sell advertising to be displayed in the products and services (including banners, buttons, tag lines, log off pages, intermediate pages, etc.). Go2Net will control all aspects of marketing and promotion in the products and services offered by it. Go2Net will have the right to control the content of the information provided via the "Opt-In" service. Go2Net will have the right to designate the partners who provide the upgrade services offered by CommTouch to Go2Net users.

        (d) All revenues from advertising generated from e-mail, calendaring or other services and upgrades thereto provided by CommTouch for Go2Net's users will be allocated between the parties in accordance with the current discussions between the parties.

        (e) Go2Net will use commercially reasonable efforts to sell advertising on the e-mail, calendaring and other services provided by CommTouch for Go2Net's users.

        (f) The term Go2Net user will include any user of the products or services offered hereby generated through any of Go2Net's properties in the narrowband and broadband environments (including cable subscribers of Charter Communications and its affiliates, users of services offered by High Speed Access Corp. and any browser, DSL, ISP or similar service that Go2Net sponsors or provides content to).

        (g) Scheduled and unscheduled down time will each be limited to 15 minutes per day and scheduled down time will require 1 week advance notice. Failure to satisfy system availability and response time requirements and network outages (other than a substantial failure of the internet generally across a wide geographic area) shall also constitute down time. CommTouch shall use best efforts to avoid becoming listed on a RBL (recommended black hole list) and to be removed from any such listing as soon as possible.

        (h) Go2Net shall have quarterly audit rights to verify end-user support response time, system availability and response time, and statistics provided.

        (i) CommTouch shall provide weekly statistics to Go2Net and shall use best efforts to provide such statistics on-line as soon as possible.

        (j) If unscheduled down time exceeds either (a) 30 minutes a day for 5 out of any 7 consecutive days or (b) 1% in the aggregate of the total time over any 30 consecutive days; then Go2Net shall have the option to terminate the agreement. In the event Go2Net does not elect to terminate the agreement, the ratable portion of all revenues attributable to such down time period shall be allocated 100% to Go2Net.



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V.      OTHER

        (a) Each of the Agreements will be governed by the laws of the State of Delaware.

        (b) CommTouch shall indemnify Go2Net for any Israeli taxes resulting from the transactions contemplated hereby, provided Go2Net shall agree to exercise the warrant in such manner as to avoid becoming a 10% or greater shareholder of CommTouch and shall reasonably cooperate with CommTouch so as to minimize adverse Israeli tax consequences.

        (c) CommTouch shall reimburse Go2Net for its reasonable expenses and attorneys' fees in connection with the transactions contemplated hereby in excess of $15,000.

        (d) This Memorandum of Understanding does not constitute or create and shall not be deemed to constitute or create, a legally binding or enforceable obligation on the part of any party hereto. No such obligation shall be created except by the execution and delivery of the definitive documentation containing such terms and conditions of the proposed transaction as shall be agreed upon by the parties, and then only in accordance with the terms of such documentation.

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        IN WITNESS WHEREOF, the parties hereto have executed this Memorandum of
Understanding as of the day and year hereinabove first written.

COMMTOUCH SOFTWARE LTD.                    GO2NET, INC.


By: /s/ GIDEON MANTEL                      By: /s/ THOMAS M. CAMP
   ---------------------------------          ----------------------------------
    Gideon Mantel, Chief Executive             Thomas M. Camp, Vice President of
       Officer                                   Business Development
    c/o CommTouch Software, Inc.               Go2Net, Inc.
    3945 Freedom Circle, Suite 730             999 3rd Avenue, Suite 4700
    Santa Clara, CA  95054                     Seattle, WA  98104
    408/653-4340                               206/447-1595
    408/653-4343 (Facsimile)                   206/447-1625 (Facsimile)
    mantel@commtouch.com                       tmc@go2net.com


                                           VULCAN VENTURES INCORPORATED


                                           By: /s/ WILLIAM D. SAVOY
                                              ----------------------------------
                                              William D. Savoy
                                              Vice-President



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